Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

April 25, 2017

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE.,

Washington, D.C. 20549.

Attention: William H. Dorton

Re:	Bank of Montreal – Registration Statement on Form F-3, filed April 7, 2017 (File No. 333-217200)

Ladies and Gentlemen:

Bank of Montreal (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by Pre-Effective Amendment No. 1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 2:00 p.m. on April 27, 2017 or as soon as practicable thereafter. The Registrant expects to file Pre-Effective Amendment No. 1 early on April 27, 2017.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Very truly yours,

BANK OF MONTREAL

By	/s/ Cathryn E. Cranston
Cathryn E. Cranston
Senior Vice President & Treasurer